AB# 9/6

SECU  ISSION

07008133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICA'S GROWTH CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High Street, 30th Floor
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. BENJAMIN HOWE 617-261-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street Boston, MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
AUG 15 2007
WASH. DC
160
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 9/6

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. BENJAMIN HOWE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICA'S GROWTH CAPITAL, LLC, as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO, CFO, PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 8 day of August, 2007, before me, the undersigned notary public, personally appeared M. Benjamin Howe and proved to me through satisfactory evidence of identification, which were MA License to be the person who signed the preceding or attached document in my presence, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her knowledge and belief.

JUDITH A. WILSON, Notary Public
My Commission Expires July 12, 2013



WOLF
& COMPANY, P.C.

*Certified Public Accountants
and Business Consultants*

INDEPENDENT AUDITORS' REPORT

To the Member and Management of
America's Growth Capital, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (the "Company"), a Delaware Limited Liability Company and a wholly owned subsidiary of America's Growth Capital Holdings, LLC, as of June 30, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Growth Capital, LLC as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
August 7, 2007

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2007

ASSETS

Cash and cash equivalents	$4,101,676
Commissions receivable	38,730
Deposit with clearing broker	100,000
Investment banking fees receivable	75,000
Other receivables	6,498
Due from related parties, non-interest bearing	27,000
Prepaid expenses and other current assets	111,026
Investments	52,520
Deposits	130,390
Property and equipment, net	25,074
Total assets	$4,667,914

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 71,941
Accrued compensation	475,140
Deferred rent	101,667
Deferred revenue	368,036
Other liabilities	78,108
Total liabilities	1,094,892
Member's equity	3,573,022
Total liabilities and member's equity	$4,667,914

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF INCOME

Year Ended June 30, 2007

Revenues:	
Investment banking revenues	$ 9,468,893
Trading commissions	173,987
Unrealized gain on investments	5,591
Interest income	175,104
Other income	5,000
Total revenues	9,828,575
Expenses:	
Compensation and benefits for partners	4,567,800
Compensation and benefits for employees	2,383,521
Occupancy costs	743,805
Technology, communications and information processing	400,222
General and administrative expenses	312,775
Travel and entertainment	339,803
Professional fees	137,930
Office expense	112,313
Depreciation and amortization	76,540
Brokerage fees	6,589
Regulatory fees and expenses	60,510
Total expenses	9,141,808
Net income	$ 686,767

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended June 30, 2007

Member's equity at June 30, 2006	$ 5,357,255
Capital contributions	129,000
Net income	686,767
Distribution to member	(2,600,000)
Member's equity at June 30, 2007	$ 3,573,022

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2007

Cash flows from operating activities:	
Net income	$ 686,767
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	76,540
Unrealized gain on investments	(5,591)
Changes in assets and liabilities:	
Commissions receivable	147,690
Investment banking fees receivable	334,400
Other receivables	4,627
Prepaid expenses and other current assets	54,859
Deposits	15,410
Accounts payable	10,389
Accrued compensation	(384,421)
Deferred rent	66,269
Deferred revenue	78,460
Other liabilities	(21,390)
Net cash provided by operating activities	1,064,009
Cash flows from investing activities:	
Due from related parties	23,036
Purchases of property and equipment	(20,022)
Net cash provided by investing activities	3,014
Cash flows from financing activities:	
Capital contributions	129,000
Distribution to member	(2,600,000)
Net cash used in financing activities	(2,471,000)
Net decrease in cash and cash equivalents	(1,403,977)
Cash and cash equivalents at beginning of year	5,505,652
Cash and cash equivalents at end of year	$ 4,101,675

See accompanying notes to financial statements.

END